Filed by The J. M. Smucker Company

Pursuant to Rule 425 under the Securities Act of 1933

and Deemed Filed Pursuant to Rule 14a-6

Under the Securities Exchange Act of 1934

Subject Company: The J. M. Smucker Company

Commission File No.: 333-152451

IMPORTANT VOTE

THIRD REMINDER – PLEASE ACT TODAY

SPECIAL MEETING IS ONLY ONE WEEK AWAY

October 7, 2008

Dear Shareholder:

We have previously mailed to you proxy materials in connection with the Special Meeting of Shareholders of The J.M. Smucker Company (“Smucker” or the “Company”) to be held on October 16, 2008. Your vote is extremely important, regardless of the number of shares of Smucker stock you own. According to our latest records, we have not yet received your vote for this important meeting. However, due to the timing of our mailing it is possible that you are receiving this reminder even though you already submitted your vote. Therefore, please disregard this reminder notice if your vote has been submitted.

Your Board of Directors unanimously recommends that you vote FOR the proposal to issue Smucker common shares in the merger and to authorize the related transactions, and FOR the proposal to adopt amended articles of incorporation of Smucker in connection with the merger.

Please note that both proposals require the affirmative vote of two-thirds of the voting power of Smucker’s common stock. Accordingly, if you do not vote it has the same effect as a vote “against” the proposals.

IMPORTANT RECENT DEVELOPMENTS

•      The four leading, independent proxy advisory firms have unanimously recommended that shareholders vote FOR Proposal 1 to issue Smucker common shares in the merger and to authorize the related transactions.

•      Three of the four advisory firms have recommended that shareholders vote FOR Proposal 2 to adopt amended articles of incorporation of Smucker in connection with the merger.

•      We urge you to support all of the proposals in this important transaction and vote your shares today.

If you have any questions or need assistance voting your shares, please call D. F. King & Co., Inc., which is assisting Smucker, toll-free at 1-800-769-7666. Thank you for your cooperation and continued support.

Sincerely,

TIMOTHY P. SMUCKER	RICHARD K. SMUCKER

Chairman of the Board and	Executive Chairman, President and
Co-Chief Executive Officer	Co-Chief Executive Officer

PLEASE ACT TODAY

YOUR VOTE IS IMPORTANT

Please help your Company save additional solicitation costs by signing, dating and mailing your proxy card or voting instruction form today. Please refer to the enclosed materials and your proxy card or voting instruction form for instructions on prompt voting methods. Street name shareholders: Your bank or broker cannot vote your shares on the merger proposal unless it receives your specific instructions. Please return your vote immediately.

Additional Information

Smucker and Folgers have filed registration statements with the U.S. Securities and Exchange Commission (“SEC”) registering the common shares to be issued to P&G shareholders in connection with the Folgers transaction but those registration statements have not become effective. Smucker has also filed a definitive proxy statement dated September 3, 2008 with the SEC that has been mailed to the shareholders of Smucker on or about September 8, 2008. Shareholders are urged to read the proxy statement and the prospectus included in the registration statements and any other relevant documents when they become available, because they will contain important information about Smucker, Folgers and the proposed transaction. The proxy statement, prospectus and other documents relating to the proposed transaction (when they are available) can be obtained free of charge from the SEC’s website at www.sec.gov. The documents (when they are available) can also be obtained free of charge from Smucker upon written request to The J. M. Smucker Company, Shareholder Relations, Strawberry Lane, Orrville, Ohio 44667 or by calling (330) 684-3838, or from P&G upon written request to The Procter & Gamble Company, Shareholder Services Department, P.O. Box 5572, Cincinnati, Ohio 45201-5572 or by calling (800) 742-6253.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy securities, nor shall there be any sale of securities in any jurisdiction in which such solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction. However, P&G, Smucker and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from shareholders in connection with the proposed transaction under the rules of the SEC. Information about the directors and executive officers of The J. M. Smucker Company may be found in its 2008 Annual Report on Form 10-K filed with the SEC on June 27, 2008, and its definitive proxy statement relating to its 2008 Annual Meeting of Shareholders filed with the SEC on July 14, 2008. Information about the directors and executive officers of The Procter & Gamble Company may be found in its 2008 Annual Report on Form 10-K filed with the SEC on August 28, 2008, and its definitive proxy statement relating to its 2008 Annual Meeting of Shareholders filed with the SEC on August 29, 2008.